Ed Lukins

+44 (0) 20 7556 4261

elukins@cooley.com

August 23, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rolf Sundwall

Mark Brunhofer

Christine Westbrook

Suzanne Hayes

Re:	Tiziana Life Sciences plc

Registration Statement on Form F-1

Filed July 26, 2018

File No. 333-226368

Ladies and Gentlemen:

On behalf of Tiziana Life Sciences plc (the “Company”), we are submitting this letter and the following information in response to a letter, dated August 16, 2018, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-1 submitted on July 26, 2018 (the “Registration Statement”). We are also electronically transmitting an amended version of the Registration Statement (“Amendment 1”) and sending the Staff a hard copy of this letter, Amendment 1 and a blackline between Amendment 1 and the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment 1.

Cover page

1.	We note your statement that no assurance can be given that your application to list your American Depositary Shares on the Nasdaq Capital Market will be approved. If your offering is not contingent on listing approval, please revise your cover page disclosure to clarify this fact. Additionally, please include a risk factor describing the consequences of not securing Nasdaq listing approval.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has removed the relevant statement on the cover page.

U.S. Securities and Exchange Commission
August 23, 2018

2.	We note your disclosure that the last reported sale price of your ordinary shares on AIM was £ ___ per ordinary share, equivalent to $ ___ per ADS. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, assuming the U.S. IPO price will be substantially similar to the home market trading price. If you expect that the U.S. IPO price will not be substantially similar to the home market trading price, please disclose on the prospectus cover page a bona fide price range of the offered securities. If you intend to price the securities based on the AIM market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. See Item 501(b)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will opt to disclose the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, on the basis that the U.S. IPO price will be substantially similar to the home market trading price.

Prospectus Summary

Our Strategy, page 3

3.	We note your statement that your goal is to deliver best-in-class and potentially life-altering therapies. Given the development stage of your product candidates and length of the drug approval process, it is premature and inappropriate for you to imply that any of your product candidates will ultimately be approved or become best-in-class or life-altering. Please remove this statement here and on page 65.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has removed the relevant statement on pages 3 and 65.

Our Product Candidates

Clinical Development Pipeline, page 4

4.	We note your disclosure on page 1 that you plan to initially investigate Foralumab for safety and its immunomodulatory activity in healthy volunteers in two Phase 1 trials. Please revise your pipeline development chart to remove the studies conducted by Novimmune for the intravenous formulation and ensure that it accurately reflects the development status for your stated strategy. Additionally, with respect to references to the studies conducted by Novimmune, please revise your disclosure to remove your conclusions, i.e., “encouraging clinical response,” to reference objective data points from which your conclusions were drawn.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has included an updated product candidate pipeline chart on pages 4 and 66, and revised the relevant disclosure on page 70.

U.S. Securities and Exchange Commission
August 23, 2018

Implications of Being an Emerging Growth Company, page 5

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that no materials have been furnished to any potential investors nor will any contact be made with potential investors or such materials delivered until the registrations statement is free of unresolved comments with the Staff.

Use of Proceeds, page 48

6.	Please revise the Use of Proceeds discussion to quantify the amounts you expect to allocate to Miliciclib and Foralumab separately. It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization. Please indicate how far the proceeds from the offering will allow you to proceed with the continued development of Milciclib and Foralumab. Also disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Item 3.C of Form 20-F required by Item 4 of Form F-1.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company had revised the relevant use of proceeds disclosure on pages 7 and 48. The Company is not in a position to populate the U.S. dollar amounts in the Use of Proceeds section, given it has not yet undertaken roadshow meetings. The Company also respectfully advises the Staff that given the inherent uncertainty regarding the timing of results and outcome of research and development into each of its product candidates, it is unable to make a definitive statement as to the sources of other funds needed to reach regulatory approval and commercialization for each such product candidate, and would refer the Staff to the risk factor on page 14 entitled: “We need substantial additional funding to complete the development of our product candidates, which may not be available on acceptable terms, if at all.”

Business

Our Product Candidates

Crohn’s Disease, page 67

7.	Please define scientific terms such as “anti-CD4 and TNF binding mABs” and tell us what you mean by “induction of apoptosis of activated T-lymphocytes rather than neutralization of soluble TNF.” Please also cite the referenced previously reported studies and provide support for your conclusion regarding TNF targeting mAbs in Crohn’s disease

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has added the requested definitions in-line on pages 67 and 68, and provided the requested explanation and cited the relevant studies and support on page 68.

U.S. Securities and Exchange Commission
August 23, 2018

Proposed Phase 1 Clinical Trial for Foralumab for the Treatment of Multiple Sclerosis, page 70

8.	In the second paragraph you indicate that Intravenous Foralumab was studied in three Phase 1 and Phase 2 clinical trials in 68 patients. In the third paragraph you indicate that 68 of the participants in the trials had Crohn’s disease and 11 had acute cellular allograft rejection. Please clarify the discrepancy. Additionally, for each trial, expand your disclosure to include the duration of the trial, primary and secondary endpoints and whether these endpoints were met, as well as all serious adverse events.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the relevant disclosure on page 70.

Milciclib (TZLS-201)

Phase 1 Development, page 70

9.	For each of your trials CDKO-125a-003 and CDKO 125a-004, please revise your disclosure to explain what you mean by “clinically significant” disease stabilization in terms of objective data points.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has removed references to clinical significance on page 75, and amended the disclosure accordingly.

Research and Development, page 84

10.	We note your references to Milciclib as having a “good safety profile” and demonstrated to be “efficacious.” Please revise your disclosure to remove these statements as determinations of safety and efficacy are solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the relevant disclosure on page 84.

Consolidated Statements of Shareholders’ Equity, page F-5

11.	It is apparent that your 2016 and 2017 equity statements do not foot and cross-foot appropriately. Please revise these statements to correct the following footing and cross-footing discrepancies:

● 2017 Share Capital total transactions with owners subtotal does not foot;

● 2016 and 2017 Share Premium total transactions with owners subtotal does not foot;

● 2017 Convertible Loan Note Reserve total transactions with owners subtotal does not foot;

● Retained Earnings balance at December 31, 2016 does not foot;

● Translation Reserve balance at December 31, 2017 does not foot;

● 2017 Capital Reduction Reserve total transactions with owners subtotal does not foot;

● Capital Reduction Reserve at December 31, 2017 does not foot;

● 2016 and 2017 Total Equity for the transactions with owners subtotal does not foot;

● Total Equity balance at December 31, 2016 does not foot; and

● Total transactions with owners subtotal for both 2016 and 2017 does not cross-foot.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has corrected footing discrepancies on page F-5.

U.S. Securities and Exchange Commission
August 23, 2018

Consolidated Statements of Cash Flows, page F-6

12.	Please revise to label the beginning item in your presentation of cash flows from operating activities as Loss from operations before income taxes or revise to use the amount of the net loss for the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the Consolidated Statements of Cash Flows on page F-6.

11. Loss Per Share, page F-14

13.	Please address the following comments regarding your loss per share computations:

● Explain to us why you appear to use your comprehensive loss in the numerator of your 2017 loss per share computation instead of your loss for the year. Otherwise, revise your computation and disclosure accordingly.

● As you classify the Convertible Loan Notes disclosed in Note 18 as equity, explain to us why the interest accrued on these notes is not treated similar to preferred dividends in the numerator of your loss per share computation consistent with the guidance in paragraphs 12 through 18 of IAS 33. Otherwise, revise your loss per share computations in 2016 and 2017 to reflect the interest accrued on these notes as a deduction in the numerator tantamount to a dividend on the underlying equity instruments.

To the extent that you revise your loss per share computations, provide the error correction disclosure required by paragraph 49 of IAS 8.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the numerator of the 2017 loss per share computation to be the loss for the year.

Paragraphs 12 to 18 of IAS 33 require entities to make adjustments to earnings in respect of preference shares classified as equity in the calculation of basic earnings per share. Whilst it is noted that the Convertible Loan Notes have been classified as equity, these financial instruments are not preference shares and were not considered to be instruments similar in nature to preference shares. A preference share is, under UK company law a share, however the Convertible Loan Notes are not shares in law (until such time as these are exercised). Given the very specific reference to “preference shares” in IAS 33, it had not been considered appropriate to apply the requirements of paragraphs 12 to 18 by analogy to financial instruments which are not preference shares. However, in recognition of the Staff’s preference to apply the principle of paragraphs 12 to 18 to Convertible Loan Notes the Company has agreed with its auditors that the adjustment to the numerator of the loss per share calculation to include the interest accrued on Convertible Loan Notes can be made. Accordingly a note 2 includes an explanation of the prior period adjustment

U.S. Securities and Exchange Commission
August 23, 2018

Notes to Consolidated Financial Statements

10. Taxation, page F-14

14.	Please address the following comments regarding the income tax benefit reflected in your financial statements:

● Tell us why it is appropriate to reflect the benefits recorded and how they are realizable given your historical losses.

● Revise your disclosure to describe the basis for the Research and development claim provided in your reconciliation of your tax credit to the statutory rate. In addition, separately tell us how this claim is based on taxable profits to be recorded as an income tax benefit as stipulated in paragraph 2 of IAS 12 and why it is not reflected as a reduction of research and development expenses as indicated in the second paragraph on page 57.

● Revise your disclosure to describe the nature of the Adjustments due to prior periods included in your reconciliation of the tax credit to the statutory rate for 2017. Separately tell us why these adjustments are not the correction of errors that should be reflected in earlier periods under IAS 8.

● Revise your disclosure to include a discussion of the tax impact for the year in the Management’s Discussion and Analysis of Financial Condition and Results of Operations narrative on page 59.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has followed UK tax legislation and under the Small and Medium Sized Enterprises (SME) R&D relief it is able to claim a tax cash credit worth up to 14.5% of its surrenderable loss. The receipt of the cash tax credit is not linked to the future profitability of the business. The Company’s research and development claim is not based on taxable profits, but is based on qualifying expenditure incurred, as defined by UK tax legislation and has been recorded as an income tax benefit in accordance with IAS 12. The Company has amended the narrative on page 57 to reflect this position. The Company has revised its disclosure to describe the basis for the Research and development claim provided in the reconciliation of the tax credit to the statutory rate.

In addition, the Company has revised its disclosure to describe the basis for the Adjustments due to prior periods claim provided in the reconciliation of the tax credit to the statutory rate. Under UK tax legislation, the Company has 2 years within which R&D tax relief can be claimed. The adjustments for the prior periods reflect the R&D tax relief that has been claimed for the years ending December 31, 2015 and 2016. These amounts were not reflected in the financial statements in the respective prior years as at that time there was substantial uncertainty as to the Company’s ability to successfully claim for R&D tax relief.

U.S. Securities and Exchange Commission
August 23, 2018

General

15.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not intend on including any additional graphics, visual or photographic information in the printed prospectus prior to its use which is not otherwise found in the prospectus, but will provide any such information to the Staff should it decide to do so.

***

[Signature Page Follows]

U.S. Securities and Exchange Commission
August 23, 2018

Please contact me at +44 (0) 20 7556 4261 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Yours sincerely,

/s/ Ed Lukins
Ed Lukins

cc:	Tiziano Lazzaretti, Tiziana Life Sciences plc

Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS, UK
t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

Cooley (UK) LLP is a limited liability partnership and is registered in England and Wales with registered number OC395270. Our registered office is at the address above. Cooley (UK) LLP is authorised and regulated by the Solicitors Regulation Authority (SRA number 617791). A list of the members of Cooley (UK) LLP and their professional qualifications is open to inspection at its registered office. The word ‘partner,’ used in relation to Cooley (UK) LLP, refers to a member of Cooley (UK) LLP or an employee or consultant of Cooley (UK) LLP (or any affiliated firm) of equivalent standing.